UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 2, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Eindhoven, the Netherlands, June 2, 2015 - NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) today announces the results of its Annual General Meeting of Shareholders held on June 2, 2015.

The General Meeting of Shareholders resolved on the following items:

•	adoption of NXP’s financial statements for the financial year 2014

•	discharge of the executive member and non-executive members of the Board of Directors of NXP for their responsibilities in the financial year 2014

•	re-appointment of Mr. R.L. Clemmer as executive director with effect from June 2, 2015

•	re-appointment of Sir Peter Bonfield as non-executive director with effect from June 2, 2015

•	re-appointment of Mr. J.P. Huth as non-executive director with effect from June 2, 2015

•	re-appointment of Mr. K.A. Goldman as non-executive director with effect from June 2, 2015

•	re-appointment of Dr. Marion Helmes as non-executive director with effect from June 2, 2015

•	re-appointment of Mr. J. Kaeser as non-executive director with effect from June 2, 2015

•	re-appointment of Mr. I. Loring as non-executive director with effect from June 2, 2015

•	re-appointment of Mr. Eric Meurice as non-executive director with effect from June 2, 2015

•	re-appointment of Ms. Julie Southern as non-executive director with effect from June 2, 2015

•	re-appointment of Dr. Rick Tsai as non-executive director with effect from June 2, 2015

•	authorization of the Board of Directors for a period of 18 months, effective June 2, 2015 to (i) issue ordinary shares and grant rights to acquire a number of shares equal to 10% of the issued share capital which authorization can be used for general purposes and an additional 10% if the ordinary shares are issued or rights are granted in connection with an acquisition, merger or (strategic) alliance and (ii) to restrict or exclude pre-emption rights accruing in connection with an issue of shares or grant of rights pursuant to the authorization referred to under (i).

•	authorization of the Board of Directors for a period of 18 months, effective June 2, 2015, within the limits of the law and the Company’s Articles of Association, to acquire for valuable consideration, on the stock exchange or otherwise, shares in the Company at a price between EUR 0.01 and a price equal to 110% of the market price of the ordinary shares on NASDAQ. The number of ordinary shares the Company may acquire and hold, will not exceed 10% of the issued share capital per June 2, 2015. In case of repurchase for capital reduction purposes, the number of ordinary shares that the Company may acquire and hold will be increased with an additional 10% of such issued share capital.

•	cancellation of ordinary shares in the share capital of the company held or to be acquired by the Company. The number of ordinary shares that will be cancelled shall be determined by the Board of Directors, but may not exceed 20% of the issued share capital as of June 2, 2015.

•	re-appointment of KPMG Accountants N.V. as the Company’s external auditor for a three year period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd day of June 2015.

NXP Semiconductors N.V.

/s/ G.R.C. Dierick
G.R.C. Dierick, General Counsel